UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

RAYZEBIO, INC.

(Name of Subject Company (Issuer))

RUDOLPH MERGER SUB INC.

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75525N107

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Executive Vice President & General Counsel

Casarine Chong, Esq.

Senior Vice President & Associate General Counsel

Bristol-Myers Squibb Company

Route 206 & Province Line Road

Princeton, NJ 08543

(609) 252-4621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Kerry S. Burke, Esq.

Kyle Rabe, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Rudolph Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol Myers Squibb Company, a Delaware corporation (“Bristol Myers Squibb”), formed by Bristol Myers Squibb promptly after the execution of the Merger Agreement (as defined below) (“Merger Sub”), for all of the outstanding common stock of RayzeBio, Inc., a Delaware corporation (“RayzeBio”). The tender offer will be commenced pursuant to the Agreement and Plan of Merger, dated as of December 25, 2023, by and among Bristol Myers Squibb, RayzeBio and, by way of a joinder dated December 26, 2023, Merger Sub (the “Merger Agreement”).

The tender offer described in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of RayzeBio or any other securities, nor is it a substitute for the tender offer materials that Bristol Myers Squibb and Merger Sub will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Bristol Myers Squibb will cause Merger Sub to file a tender offer statement on Schedule TO and RayzeBio will file a recommendation statement on Schedule 14D-9. The offer to purchase shares of RayzeBio common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. RAYZEBIO’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 TO BE FILED BY RAYZEBIO WITH THE SEC, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE CONSIDERED BY RAYZEBIO'S INVESTORS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. RAYZEBIO’S STOCKHOLDERS AND INVESTORS ARE ALSO URGED TO READ ANY OTHER DOCUMENTS FILED BY EACH OF BRISTOL MYERS SQUIBB AND RAYZEBIO WITH THE SEC IN CONNECTION WITH THE PROPOSED ACQUISITION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES TO THE PROPOSED ACQUISITION. Investors and security holders will be able to obtain a free copy of these tender offer materials and such other documents containing important information about Bristol Myers Squibb and RayzeBio, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov, or by directing a request for such materials to the information agent for the offer, which will be named in the tender offer materials. Bristol Myers Squibb and RayzeBio make available free of charge at Bristol Myers Squibb’s website at www.bms.com/investors and RayzeBio’s website at www.rayzebio.com, respectively, copies of materials they file with, or furnish to, the SEC.

This filing contains “forward-looking statements” regarding, among other things, the proposed acquisition of RayzeBio by Bristol Myers Squibb, the expected timetable for completing the transaction, future opportunities for the combined businesses, the expected benefits of Bristol Myers Squibb’s acquisition of RayzeBio and the development and commercialization of RayzeBio’s product candidates, including the therapeutic and commercial potential of RYZ101 and RayzeBio’s other technologies and products in development. These statements may be identified by the fact they use words such as “should,” “could,” “expect,” “anticipate,” “estimate,” “target,” “may,” “project,” “guidance,” “intend,” “plan,” “believe,” “will” and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance, although not all forward-looking statements contain such terms. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. These statements are only predictions, and such forward-looking statements are based on current expectations and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them, that are difficult to predict, may be beyond our control and could cause actual outcomes and results to differ materially from those expressed in, or implied by, the forward-looking statements. Actual results may differ materially because of numerous risks and uncertainties including with respect to (i) the timing of the tender offer and subsequent merger, (ii) the number of shares of RayzeBio common stock that will be tendered in the tender offer, (iii) the risk that the expected benefits or synergies of the acquisition will not be realized, (iv) the risk that legal proceedings may be instituted related to the merger agreement, (v) any competing offers or acquisition proposals for RayzeBio, (vi) the possibility that various conditions to the consummation of the tender offer or the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the acquisition and (vii) unanticipated difficulties or expenditures relating to the proposed acquisition, including the response of business partners and competitors to the announcement of the proposed acquisition or difficulties in employee retention as a result of the announcement and pendency of the proposed acquisition. The actual financial impact of this transaction may differ from the expected financial impact described in this filing. In addition, the compounds described in this filing are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful. No forward-looking statement can be guaranteed. Forward-looking statements in this filing should be evaluated together with the many risks and uncertainties that affect Bristol Myers Squibb’s business and market, particularly those identified in the cautionary statement and risk factors discussion in Bristol Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2022, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and RayzeBio’s business, particularly those identified in the risk factors discussion in RayzeBio’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as well as other documents that may be filed by Bristol Myers Squibb or RayzeBio from time to time with the SEC. Neither Bristol Myers Squibb nor RayzeBio undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements made in this filing relate only to events as of the date on which the statements are made and readers are cautioned not to place undue reliance on such statements.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Press Release dated December 26, 2023
99.2	Transaction Infographic dated December 26, 2023
99.3	Bristol Myers Squibb Social Media Content dated December 26, 2023
99.4	Enterprise Letter dated December 26, 2023
99.5	Letter to RayzeBio Employees dated December 26, 2023